March 15, 2007

Jennifer R. Hardy, Esq.

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Access Technologies, Inc. Revised Preliminary Proxy Statement on Schedule 14A Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 File No. 0-24575

Dear Ms. Hardy:

American Access Technologies, Inc. has filed Amendment No. 2 to the Revised Preliminary Proxy Statement on Schedule 14A to reflect changes in response to your February 23, 2007 comment letter on the above referenced filing. We are providing three marked courtesy copies of Amendment No. 2 showing changes from Amendment No. 1. We set forth below how each numbered comment in your February 23, 2007 comment letter is responded to in Amendment No. 2.

In addition to responding to your comments on Amendment No. 1, this amendment replaces the interim nine month financial statements of American Access and M & I Electric Industries, Inc. included in Amendment No. 1 with updated financial statements for the full fiscal year ended December 31, 2006 in accordance with Rule 3-12 of Regulation S-X. Your comments on the interim financial statements included in Amendment No. 1 are reflected in the financial statements included in this amendment where appropriate.

This amendment also updates other information provided in Amendment No. 1 to a later date where appropriate.

General

1.	Comment: Please note that we still await responses to prior comments 61-65 of our letter dated January 30, 2007.

Response:

Your comments on other filings of registrant were responded to in a letter tagged as correspondence which accompanied registrant’s filing of Form 10-KSB/A on February 7, 2007. The requested filings of the merger agreement and Wiisanen employment agreement were made as exhibits to registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

Letter to Stockholders

2.	Comment: Please disclose here that in the merger you will issue 4 shares to the M & I holders for each outstanding share of your common stock.

Response:

As further explained in our response to Comment No. 3 below, the number of shares of American Access common stock issuable to the M & I stockholders depends not only upon the number of our outstanding shares of common stock immediately prior to the effective time but also the aggregate number of shares of

American Access common stock that would be deemed outstanding utilizing the treasury stock method based upon an average stock price. Consequently, it is not accurate to state that we will issue four shares of our common stock to the M & I stockholders for each of our outstanding shares. The letter to stockholders has been revised to disclose that American Access will issue approximately 4 shares of its common stock to the M & I stockholders for each outstanding share of American Access common stock.

Proposal No. 1-Merger Structure, page 14

3.	Comment: We may have further comment after receipt of the numbers for the calculation of the number of shares you will issue in the merger.

Response:

As illustrated by the table included in the proxy statement, the number of shares of American Access common stock issuable in the merger is the product obtained by multiplying (i) the sum of the number of American Access shares outstanding immediately prior to the effective time plus the number of shares deemed outstanding based upon the treasury method, by (ii) four. The number of shares deemed outstanding under the treasury stock method is calculated based upon an average market price of our common stock over a ten-day period ending five trading days prior to the effective time of the merger. Since this average market price will not be determinable until after the proxy is mailed, the estimated number of shares of American Access common stock issuable in the merger will be based upon a recent closing price of our common stock. For purposes of this Amendment No. 2, we have revised the estimated number of shares of American Access common stock which will be issued to the M & I stockholders based on American Access stock price as of February 23, 2007.

In response to the Staff’s comment, the table showing the calculation of the shares to be issued to the M & I stockholders has been completed based upon the number of shares outstanding on February 23, 2007 and the closing price of American Access’ common stock on such date. The table has also been expanded to disclose the total estimated number of our shares which will be outstanding following the merger and the percentage of the total shares outstanding after the merger which will be issued to the M & I stockholders and held by the current American Access stockholders.

4.	Comment: Disclose why the number of shares you will issue to M & I stockholders is based upon the number of outstanding American Access shares and not the number of outstanding M & I shares. Disclose the current number of outstanding M & I shares.

Response:

In response to the Staff’s comment, the disclosure under the caption “Merger Structure” has been amended to clarify that the aggregate number of shares of American Access common stock issuable to the M & I stockholders is based upon a multiple of the number of shares of American Access’ common stock outstanding and deemed outstanding under the treasury stock method immediately prior to the effective time of the merger. The section also emphasizes that the number of shares of American Access stock outstanding may change after the proxy statement is distributed and prior to the effective date of the merger due to the possible exercise of outstanding stock options and the calculation of shares deemed outstanding under the treasury stock method.

This amendment also sets forth the number of shares of M & I stock outstanding as 248,860 shares and reflects the calculation of the estimated number of shares of American Access common stock which will be issued for each M & I share based on the estimated issuance of 30,759,404 shares of American Access common stock in connection with the merger.

Opinion of our financial advisor, page 18

Business and Financial Overviews, page 20

5.	Comment: Please disclose how the reductions in EBITDA and revenue estimates affected HFBE’s analysis.

Response:

In response to the Staff’s comment, the disclosure has been revised to acknowledge that HFBE considered such historical revisions when assessing the level of risk inherent in the current projections and calculation of the cost of capital for American Access.

Valuation of M & I, page 20

6.	Comment: For each of the effected analyses, please disclose the information set forth in the second paragraph of your response to prior comment 23. Disclose how shareholders are to evaluate the stated results for each analysis since the numbers are not related to merger consideration.

Response:

In response to the Staff’s comment, the following additional disclosure has been added to each effected analyses:

“This implied value of [M & I or American Access] was utilized by HFBE in its Relative Value Analysis, discussed on page 24, which calculated the implied equity contribution of American Access and M & I to the calculated enterprise value of the combined company.”

In further response to this comment, the Relative Value Analysis table on page 24 has been clarified by adding a calculation of the enterprise value for the Combined Company. To further clarify the table, the title of the following items: “Implied American Access percentage” and “Implied M & I percentage” were revised to read: “Implied American Access contribution to Combined Company” and “Implied M & I contribution to Combined Company”, respectively. Further, a statement has been added in the Relative Value Analysis regarding the implied contribution reference range for American Access and HFBE’s observation that the estimated 20% residual ownership interest of the American Access stockholders in the combined company compared favorably to the range of value of American Access as a stand alone entity.

In response to the Staff’s request to disclose how shareholders are to evaluate the stated results for each analysis, the disclosure on page 18 concerning Opinion of our Financial has been revised to suggest that in evaluating the transaction, American Access stockholders can compare the estimated value of their estimated 20% ownership interest in the combined company to the range of value of American Access as a stand alone entity and may also compare the estimated 2007 earnings per share of the combined company with the estimated earnings per share of American Access as a standalone entity.

Comparative Per Share Data, page 41

7.	Comment: It appears to us that the exchange ratio you use to calculate the pro forma equivalent data should be based on the 246,981 shares of M & I common stock outstanding at September 30, 2006 as seen on page F-20 and the 31,032,828 shares of American Access common stock you anticipate being issued as seen on pages 14 and 58. Please revise. Please also revise footnote one to clarify that the actual exchange ratio will not be known until after the date of the Special Meeting. In this regard, we note your disclosure on this matter on page 14.

Response:

The actual number of shares of M & I stock outstanding is 248,860 shares. The number of shares reflected on page F-20 (246,981 shares) was the average number of shares outstanding during the period January 1, 2006 through September 30, 2006. The estimated number of shares of American Access common stock issuable in the merger is 30,759,404 based upon the number of shares of American Access stock outstanding, and closing price of such common stock, on February 23, 2007. Accordingly, the estimated exchange ratio is 123.6 shares of American Access common stock for each outstanding share of M & I stock. The disclosure in the Comparative Per Share Data has been revised. The footnote has also been revised to state that the actual exchange ratio may not be known at the time of American Access’ Special Meeting.

Management’s Discussion and Analysis of M & I, page 43

Results of Operations – Divisional Comparisons

8.	Comment: Please reconcile your analysis of Technical Products & Services income before taxes to the numbers seen in your segment footnote on page F- 18. In this regard, it appears that you revised your segment footnote in response to our prior comment 55, but did not make conforming changes to your MD&A narrative.

Response:

The figures for the Technical Products & Services segment income before taxes as disclosed in M & I’s MD&A narrative have been revised and reconciled to the disclosures in the segment footnote of M & I’s financial statements included in Amendment No. 2.

9.	Comment: We note your response to our prior comment 36. Please revise your analysis of the Electrical and Instrumentation Construction segment to exclude revenues attributed to your Other segment. If you wish to analyze your Other segment, please provide a separate analysis of these revenues and gross profit or loss. Please also provide a brief description of these revenues and expenses in your segment footnote on page F-18.

Response:

The revenues attributed to the Other segment as set forth in the prior segment footnote on page F-18 included revenues properly attributable to the marine construction operations of the Electrical and Instrumentation Construction segment. The segment footnote of M & I’s financial statements included in Amendment No. 2 has been revised to attribute these marine construction revenues to the Electrical and Instrumentation Construction segment. The revised segment footnote conforms with the Electrical and Instrumentation Construction segment revenues in M & I’s MD&A.

Pro Forma Condensed Combined Statements of Operations, pages 54 and 55

10.	Comment: We note the amount of goodwill you are reflecting in pro forma adjustment (E) has significantly decreased, while the total purchase price seen in pro forma footnote 2 has increased. Please revise your pro forma adjustments if necessary; otherwise revise your pro forma footnote 2 to more clearly reflect your allocation of the purchase price to the acquired assets and liabilities, including goodwill. In addition, please disclose the factors that contributed to a purchase price that results in the recognition of goodwill.

Response:

The pro forma adjustment for goodwill in the pro forma condensed combined balance sheet and pro forma footnote 2 have been revised to more accurately reflect the goodwill determination. The allocation of the estimated purchase price among the acquired assets and liabilities, including goodwill, is now disclosed in footnote 2. The primary factors contributing to the recognition of goodwill for the American Access assets has also been included in footnote 2 in this amendment.

11.	Comment: Please refer to our prior comment 39. It is unclear to us why you have added pro forma adjustment (G) to eliminate accrued merger costs from the historical balance sheet. Please revise.

Response:

In response to the Staff’s comments, merger costs have been revised and adjustment (G) included in Amendment No. 1 has been deleted from the pro forma condensed combined balance sheet and from pro forma footnote 3.

Pro Forma Condensed Combined Statements of Operations, pages 54 and 55

12.	Comment: Please correct the number of shares used to calculate pro forma earnings per share for the year ended 12/31/05.

Response:

The correct number of shares used to calculate pro forma earnings per share for the year ended December 31, 2006 has been included in this amendment.

13.	Comment: It is unclear to us why you have added pro forma adjustments (H) and (G) to your September 30, 2006 income statement. As indicated in our prior comment 40, your pro forma income statement should only reflect net income before material nonrecurring charges directly related to the transaction. Although nonrecurring charges often should be discussed in the pro forma footnotes, it is inappropriate to present them on the face of your pro forma income statement. Additionally, it is unclear to us why you would reflect items that will be capitalized as part of the purchase price of American Access as expenses on your income statement. Please revise.

Response:

We have deleted pro forma adjustments (H), (G) and (I) previously included in Amendment No. 1. Pro forma adjustment (F) now reflects additional capitalized merger costs. Pro forma adjustment (G) eliminates the nonrecurring charges that were included in the historical financial statements so that these nonrecurring charges are not included in the pro forma combined statement of operations.

M & I Electric Industries, Inc. December 31, 2005 Financial Statements

Note 1(j)—Revenue Recognition, page F-9

14.

Comment: We note your response to our prior comment 52 concerning electrical contracts and the manufacture of electrical distribution and control systems. Please help us to better understand how you determined that percentage of completion accounting was appropriate for these contracts. Tell us more about the rights of the buyer and the seller to the work-in-progress, including which party has legal ownership rights to the work-in-progress and what remedies, if any, you have for recovering your costs and expected profit if your customer cancels a contract while it is in progress. Help us to understand the extent of customization that goes into this equipment, and tell us whether a partially completed project could be sold to and modified for another customer. Also provide us with representative contracts to help us better understand these terms.

Response:

As indicated in M & I’s previous response to the Staff’s prior Comment No. 52, M & I believes that under the guidance of SOP 81-1, percentage of completion accounting is appropriate for certain of its electrical contracts and the manufacture of electrical distribution and control systems. M & I’s prior response noted that these contracts are of the type specified in paragraph 13 of SOP 81-1 and provided details concerning the manner in which these contracts are estimated, billed on an interim basis, and reevaluated throughout the term of the contract to ensure that the estimated costs are compared to the actual costs incurred and contract profitability and adjustments are made as appropriate. M & I maintains that it has sufficient experience to produce reasonably dependable estimates and that the percentage of completion accounting is appropriate under these circumstances.

In response to the Staff’s most recent Comment No. 14, M & I supplementally provides the following information. These contracts involve specially designed and manufactured goods which are built in accordance with the customer’s specifications for a particular project. While each completed product or system may use similar components found in other products manufactured by M & I, the assembly and intended use for each completed product or system is unique to that customer and the customer’s specific project. In most instances, similar products manufactured for the same customer may not be used interchangeably by the customer on different projects. Accordingly, these are highly customized products and if a customer breaches its contract for the delivery of goods, M & I generally may not resell the product to another customer without extensive modifications to the completed product.

With respect to the rights and remedies of M & I and its customer, M & I enters into contracts with its customers primarily using either its standard purchase order and terms and conditions or specially negotiated contracts. Typically, the products are manufactured at M & I’s facility and shipped F.O.B. M & I’s facility. Accordingly, title and risk of loss generally does not transfer to the buyer until shipment. However, under many of the specially negotiated contracts, the buyer may have the right to recover the partially constructed product under certain circumstances such as an event of default or the payment to M & I of its costs and expenses incurred under the project. While the standard terms and conditions do not include these details, the parties do have their respective rights under common law which may grant interests in the specially manufactured goods to the buyer.

Since these products are specially manufactured, the buyer’s right to terminate the contract is extremely limited. Under the standard terms and conditions, the buyer may not terminate or cancel the order without the agreement of M & I and the payment of reasonable charges to M & I based upon its expenses and commitments. The terms of the specially negotiated contracts will differ but generally do not allow the buyer to cancel the contract, other than as a result of M & I’s default, without the payment of a designated amount.

Whether it is through the standard purchase order with the terms and conditions or through the specially negotiated contracts, M & I and its buyer enter into legally enforceable agreements with respect to the control systems and related electrical products. As a result, each party has enforceable rights with respect to the specifically designed products or systems. In the specially negotiated contracts, these may be addressed in significant detail and include extensive provisions setting forth the parties’ respective rights. In the standard purchase order with terms and conditions, the rights and remedies are not as fully detailed; however, each party does have enforceable rights and remedies under common law with respect to the goods. Consequently, as contemplated by paragraph 22 of SOP 81-1, each party does have enforceable rights to the specially designed products or systems.

In response to the Staff’s comment, M & I is supplementally providing representative contracts for the Staff’s review.

In addition to M & I’s previous response and the foregoing, M & I maintains that its revenue recognition policies are consistent with industry practice and believes that it is appropriate for its long-term contracts. M & I has reviewed the revenue recognition policies of several of its principal competitors, including AZZ, Inc. (NYSE: AZZ) and Powell Industries, Inc. (Nasdaq: POWL) as reflected in their filings under the Securities Exchange Act of 1934. M & I notes that in the Form 10-K filed on February 28, 2006, AZZ, Inc. states the following:

“Revenue is recognized for the Electrical and Industrial Products Segment upon transfer of title and risk to customers, or based upon the percentage of completion method of accounting for electrical products built to customer specifications under long-term contracts.”

In addition, M & I notes that in the Form 10-KT filed on December 8, 2006, Powell Industries, Inc. states the following:

“Our revenues are primarily generated from engineering and manufacturing of custom products under long-term contracts that may last from one month to several years, depending on the contract. Revenues from long-term contracts are recognized on the percentage-of-completion method of accounting as provided by the American Institute for Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).”

M & I believes that the percentage of completion method is appropriate for its long-term contracts under the guidance of SOP 81-1 and that it should report its revenues consistent with industry practice.

15.	Comment: We note your response to our prior comment 52 concerning your use of a $100,000 contract value threshold in determining your revenue recognition policy. Please revise your policy to clarify, if true, that you use the completed contract method for contracts that will be performed within a period of one month or less. We continue to believe that it is not appropriate for your stated accounting policy to be based on a dollar threshold.

Response:

M & I has revised the disclosure of its revenue recognition policy to state that the attributes of the underlying contract, rather than the dollar amount of the contract, determine whether the contract will be accounted for under the completed contract method or the percentage of completion method.

Note 18— Segment Reporting, page F-18

16.	Comment: We note your response to our prior comment 55. Please revise your footnote to clarify your policy on allocating operating expenses to your segments, similar to the information you provided supplementally to us. Refer to paragraph 31(b) of SFAS 131.

Response:

M & I has revised the segment footnote of its financial statements included in Amendment No. 2 to clarify its policy for the allocation of expenses among its segments.

M & I Electric Industries, Inc. September 30, 2006 Financial Statements

Note 4 – Segment Information, page F-23

17.	Comment: We note your response to our prior comment 57. Please reconcile the total identifiable assets for 2005 as seen on page F-24 to your total assets as seen on your balance sheet. Also revise your narrative to clarify, if true, that you changed your policy during 2006 such that management now separately reviews and analyzes your assets on a segmental basis. In this regard, we note your statement concerning this matter on page F-18.

Response:

M & I has not changed its policy in 2006 and has revised the segment footnote of its financial statements included in Amendment No. 2 to expressly state that M & I does not separately review and analyze its assets on a segment basis. The disclosure of the total identifiable assets on prior page F-24 was included in M & I’s interim financial statements which are no longer included in Amendment No. 2. The segment note included in M & I’s financial statements no longer separately sets forth identifiable assets on a segment basis.

18.	Comment: Please revise your description of corporate and unallocated assets to clarify why accounts receivable would not be allocated to one of your reportable segments. In this regard, if the unallocated accounts receivable relates to your Other segment, you should state this.

Response:

The reference to the unallocated account receivable related to an insurance proceeds receivable that was not attributable to a particular segment. As indicated in M & I’s response to Comment No. 17 above, the segment footnote expressly states that M & I does not separately review and analyze its assets on a segment basis. Accordingly, the segment note no longer refers to the corporate and unallocated assets and therefore does not address the account receivable related to the insurance proceeds.

* * * * *

It is anticipated that the Proxy Statement amendment and the information provided herein sufficiently addresses the issues raised in your February 23, 2007 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-858-7300 or by fax to 786-513-8522.

Yours very truly,

/s/ Joel Bernstein